EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2	Date of Material Change

March 3, 2025

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on March 3, 2025, and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced the appointment of Chad Williams to its board of directors (the “Board”). Effective March 3, 2025, Mr. Williams replaces Collin Kettell, who has resigned from the Board.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company announced the appointment of Chad Williams to its Board. Effective March 3, 2025, Mr. Williams replaces Collin Kettell, Founder of the Company, who has stepped off the Board.

Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Keith Boyle, Chief Executive Officer of the Company, at 1-845-535-1486 or info@newfoundgold.ca.

Item 9	Date of Report

March 3, 2025